EXHIBIT 99.1

North American Construction Group Ltd. Releases Inaugural Sustainability Report

ACHESON, Alberta, Feb. 02, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it has released its 2021 Sustainability Report. This inaugural report provides the structured framework for environmental, social, and governance initiatives moving forward. Future reports will be issued around this time each year and will allow stakeholders to measure progress in a variety of business areas and community programs with increasing rigor and metrics.

President and CEO, Joe Lambert: “I am really impressed with the work done by our team in setting up this initial report and framework and, even more so, in the commitments to improve going forward. We are eagerly strengthening and integrating sustainability into all of our business decisions and culture. We look forward to the challenge of meeting and exceeding our commitments with typical NACG conviction and resolve.”

The 2021 Sustainability Report is available for download on the company’s website at www.nacg.ca/social-responsibility.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to large resource-based companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer

North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca